UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2016

CHINA CERAMICS CO., LTD.

(Translation of registrant's name into English)

c/o Jinjiang Hengda Ceramics Co., Ltd.

Junbing Industrial Zone, Anhai, Jinjiang City, Fujian Province, PRC

Telephone +86 (595) 8576 5053

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Other Events

Settlement of Class Action Litigation

As previously disclosed, on June 6, 2014, the following putative class action complaints were filed in the United States District Court for the Southern District of New York (the “Court”) against the China Ceramics Co., Ltd. (the “Company”) and its various current and former directors and officers, which complaints asserted claims of violations of Section 10(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 10b-5 promulgated thereunder against all defendants, and of violations of Section 20(a) of the Exchange Act against the individual defendants, as well as pursuing remedies under the Exchange Act:

• The complaint captioned Robert Pollock, Individually and On Behalf Of All Others Similarly Situated v. Huang Jia Dong, Su Pei Zhi, Hen Man Edmund, Ding Wei Dong, Paul K. Kelly, Cheng Yan Davis, William L. Stulginsky, Su Wei Feng, Shen Cheng Liang, Jianwei Liu, And China Ceramics Co., Ltd. (Case No. 14-cv-4100);

• The complaint captioned Roger Artinoff, Individually and On Behalf Of All Others Similarly Situated v. China Ceramics Co. Ltd., Huang Jia Dong, Su Pei Zhi, Hen Man Edmund, Ding Wei Dong, Paul K. Kelly, Cheng Yan Davis, William L. Stulginsky And Su Wei Feng (Case No. 14-cv-4312); and

• The complaint captioned Richard Finlayson, Individually and On Behalf Of All Others Similarly Situated v. Huang Jia Dong, Su Pei Zhi, Hen Man Edmund, Ding Wei Dong, Paul K. Kelly, Cheng Yan Davis, William L. Stulginsky, Su Wei Feng, Shen Cheng Liang, Jianwei Liu, and China Ceramics Co., Ltd. (Case No. 14-cv-4997).

On February 6, 2015, the Company and the individual defendants reached an agreement in principle to settle the above-described cases against all defendants in consideration of the payment by the Company of $850,000, consisting of USD$310,000 payable in cash and USD$540,000 to be issued in the Company’s common shares (the “Settlement”). On January 4, 2016, the Court held a final hearing to consider approval of the Settlement, and on April 22, 2016, the Court issued its Memorandum and Order approving the Settlement (the “Order”).

Under the terms of the Order, the number of shares of common shares represented by the USD$540,000 stock settlement amount is required to be determined based upon the average closing transaction price of the Company’s common shares during the ten trading days preceding the date of the final hearing, or January 4, 2016. Therefore, under the terms of the settlement, the Company was obligated to issue 554,415 shares (which equates to 69,302 shares after the 1 for 8 reverse stock split recently implemented by the Company), which are freely tradeable.

Following the drop in the market value of the Company’s common shares in the time period since January 4, 2016, the counsel for the lead plaintiffs sought to change the date for the determination of the number of shares issuable in the settlement, asking that the Court to substitute the date of the final order approving the settlement for the date of the final hearing currently in the settlement documents over the objection of the defendants. The action suggested by counsel for the lead plaintiff would have resulted in the issuance by the Company of substantial number of additional shares in the Settlement. The Company and the individual defendants objected to the request, and the Court requested submissions from the parties with respect to the issues raised by counsel for the lead plaintiffs. All of the submissions were filed by May 24, 2016.

On June 20, 2016, the Court denied the request by the counsel for the lead plaintiffs to modify the terms of the Settlement. As a result of the Court's order, the terms and provisions of the Settlement remain unchanged. The Company previously delivered the cash and shares payable in the Settlement.

The class action litigation has been concluded and all that remains is the administration of the Settlement, which will be supervised by the Court.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CHINA CERAMICS CO., LTD.

By:	/s/ Hen Man Edmund
Hen Man Edmund, Chief Financial Officer

Date: June 30, 2016